Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087-4779

May 6, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	James Giugliano
Joel Parker

Re:	Cracker Barrel Old Country Store, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended July 28, 2023
Form 8-K Filed February 27, 2024
Response dated April 16, 2024
File No. 001-25225

Dear Mr. Giugliano and Mr. Parker:

We hereby submit the Registrant’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated April 29, 2024 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 28, 2023, the Registrant’s Current Report on Form 8-K filed February 27, 2024, and the Registrant’s response letter dated April 16, 2024. For your convenience, we have reproduced the Staff’s comment in bold preceding our response.

Form 8-K Filed February 27, 2024

Exhibit 99.1 – Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024 (the “Q2 Earnings Release”)

EBITDA / Adjusted EBITDA, page 8

1.	We note in your response to prior comment that you believe the amortization of the asset recognized from the gain on sale and leaseback transactions is not reflective of your operating performance and that the Adjusted EBITDA measure provides useful information to your investors. However, your response does not address whether the adjustment results in a change in the recognition and measurement principles required to be applied in accordance with GAAP. (Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.) We therefore reissue our comment. Please remove this adjustment from all your non-GAAP measures or tell us why it is appropriate within the context of Question 100.04.

Response:

The Registrant acknowledges the Staff’s comment and confirms that it will remove the adjustment for the non-cash amortization of the asset realized from the gains on the sale and leaseback transactions from its non-GAAP financial measures in its future filings, earnings releases and other presentations.

U.S. Securities and Exchange Commission

May 6, 2024

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 235-4352 or Rich Wolfson, Senior Vice President and General Counsel, at (615) 235-4003.

Sincerely,

/s/ Craig Pommells
Craig Pommells
Senior Vice President and Chief Financial Officer

cc:	Brian T. Vaclavik, Vice President, Corporate Controller and Principal Accounting Officer
Richard M. Wolfson, Senior Vice President, General Counsel and Secretary